Supplement Dated June 5, 2025
To The Notice Documents Dated April 28, 2025 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY and PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

The following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a sub-adviser appointment:

➢ Effective June 5, 2025, for the JNL Multi-Manager Mid Cap Fund, River Road Asset Management, LLC has been added as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
______________________________
(To be used with JMV7698GWND 04/25, JMV17955GWND 04/25, VC5526GWND 04/25, VC5890MLGWND 04/25, JMV9476MLGWND 04/25, JMV5763MLGWND 04/25, JMV5763WFGWND 04/25, JMV17183GWND 04/25, VC3723GWND 04/25, and VC3657GWND 04/25

VPS00100 06/25